Exhibit 12

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, we adopted FASB Staff Position No. APB 14-1 (“FSP 14-1”), Accounting for Convertible Debt Instruments that may be Settled in Cash Upon Conversion, SFAS No. 160 (“FAS 160”), Noncontrolling Interests in Consolidated Financial Statements and FASB Staff Position No. EITF 03-6-1 (“FSP 03-6-1”), Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities. These accounting pronouncements require retrospective application. As discussed in Note 3 to the consolidated financial statements, as of March 2009 we classified Charleston Business as held for sale in accordance with SFAS No. 144 (“FAS 144”), Accounting for Impairment or Disposal of Long-Lived Assets, and must consequently present the revenues and expenses associated with Charleston Business Center as discontinued operations. The impacts of these standards are reflected in Exhibit 12 below.

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	2007	2006	2005	2004
Income (loss) from continuing operations	$(3,799)	$3,756	$4,189	$4,802	$8,948	$26,432	$33,779	$36,552	$37,407
Additions:
Fixed charges
Interest expense	18,900	18,840	18,446	18,855	75,041	66,336	47,873	36,821	33,284
Capitalized interest	831	741	477	298	2,347	6,672	3,782	1,127	703

	19,731	19,581	18,923	19,153	77,388	73,008	51,655	37,948	33,987
Deductions:
Capitalized interest	(831)	(741)	(477)	(298)	(2,347)	(6,672)	(3,782)	(1,127)	(703)
Net income attributable to noncontrolling interests	(57)	(53)	(48)	(53)	(211)	(217)	(204)	(172)	(155)

Adjusted earnings	$15,044	$22,543	$22,587	$23,604	$83,778	$92,551	$81,448	$73,201	$70,536

Fixed Charges (from above)	$19,731	$19,581	$18,923	$19,153	$77,388	$73,008	$51,655	$37,948	$33,987
Ratio of Earnings to Fixed Charges	(a )	1.15	1.19	1.23	1.08	1.27	1.58	1.93	2.08

(a) Due to our loss from continuing operations during Q1 2008, the coverage ratio was less than l:l. WRIT must generate additional earnings of $4.7 million to achieve a coverage of 1:1. The loss in Q1 2008 reflects the impact of a loss on extinguishment of debt of $8.4 million.

Note: Q4 2008 reflects the impact of a gain on extinguishment of debt of $2.9 million. YTD 2008 reflects the impact of a net loss on extinguishment of debt of $5.6 million. See Note 6 to the consolidated financial statements for further discussion.